15046163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 23305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 North Legacy Ridge Drive Suite 300
(No. and Street)

Liberty Lake (City) Wa (State) 99019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Mann (509) 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

926 West Sprague Ave Suite 300 (Address) Spokane (City) Wa (State) 99204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael O Nord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities Inc., as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY MANN
COMMISSION EXPIRES
NOTARY PUBLIC
4-10-2015
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2014 and 2013

EideBailly®

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2014 and 2013

TABLE OF CONTENTS

EideBailly

CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lakes, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner, Nord, Kienbaum (a Washington corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Alliant Securities, Inc. Turner, Nord, Kienbaum's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Alliant Securities, Inc. Turner, Nord, Kienbaum's financial statements, which is contained in Schedules 1, 2, 3 and 4. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedules 1, 2, 3, and 4, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

Spokane, Washington
February 24, 2015

www.eidebailly.com

926 W. Sprague, Ste. 300 | Spokane, WA 99201-4064 | T 509.747.6154 | F 509.838.0508 | EOE

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt
Curt A. Andersen

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the

entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 5, 2014
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2014 and 2013

ASSETS	2014	2013
Cash	$ 239,630	$ 262,677
Receivable from clearing broker	67,888	127,711
Concessions receivable	24,772	22,641
Officer receivable	-	12,266
Deposit and prepaid expense	600	600
Deposits with clearing brokers	331,000	331,000
DTCC common stock	-	7,338
Property and equipment, net	11,183	21,416
	$ 675,073	$ 785,649

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION, *Continued*
December 31, 2014 and 2013

LIABILITIES AND STOCKHOLDERS' EQUITY	2014	2013
Accounts payable	**$ 18,487**	$ 19,998
Other liabilities	**24,772**	22,642
Accrued profit sharing plan contribution	**96,673**	93,069
Accrued payroll	**79,764**	93,598
Payroll and business taxes payable	**2,577**	3,181
Federal income taxes payable	**-**	361
	222,273	232,849
Stockholders' equity:		
Common stock, $50 par value:		
Authorized, 1000 shares;		
Issued and outstanding, 667 and 667 shares	**33,334**	33,334
Additional paid-in capital	**182,500**	182,500
Retained earnings	**236,966**	336,966
	452,800	552,800
	$ 675,073	$ 785,649

The accompanying notes are an intergal part of the financial statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Commissions and Investment Advisory fees	**$1,549,800**	$1,692,808
Interest income	**9,646**	9,652
Other income	**72,695**	559,733
	1,632,141	2,262,193
Expenses:		
Salesmen salaries and commissions	**727,565**	687,968
Office salaries	**229,576**	309,725
Payroll taxes	**64,479**	70,177
Profit sharing plan contribution	**96,673**	93,069
Medical insurance	**45,160**	45,176
Officers' life and disability insurance	**2,071**	27,084
Telephone and telequote	**29,170**	29,811
Rent	**122,429**	122,086
Office supplies and postage	**16,827**	40,745
Data processing	-	40,500
Clearing costs	**148,267**	136,765
Regulatory fees	**10,252**	30,793
Business and property taxes	**24,600**	29,928
Dues, licenses and subscriptions	**14,549**	14,329
Depreciation	**10,233**	10,233
Equipment rental and maintenance	**12,066**	10,980
Professional services	**28,417**	30,700
Corporate insurance	**4,948**	5,855
Auto and travel expense	**26,717**	21,707
Meals and entertainment	**10,366**	9,943
Advertising and promotion	**2,103**	4,693
Bank and transfer fees	**5,223**	18,467
Interest expense	**450**	1,098
	1,632,141	1,791,832
Income before federal income taxes	-	470,361
Federal income tax expense	-	361
Net income	**$ -0-**	$ 470,000

The accompanying notes are an intergral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2014 and 2013

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2013	1,000	$ 50,000	$237,883	$ 61,317	$349,200
Net Income				470,000	470,000
Redemption of common stock	(333)	(16,666)	(55,383)	(44,351)	(116,400)
Less dividends paid				(150,000)	(150,000)
Balances, December 31, 2013	667	33,334	182,500	336,966	552,800
Net Income				-	-
Dividends paid				(100,000)	(100,000)
Balances, December 31, 2014	667	$ 33,334	$182,500	$ 236,966	$452,800

The accompanying notes are an intergral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ -	$470,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,233	10,233
Cash surrender value of life insurance	-	22,967
Changes in assets and liabilities:		
Segregated cash	-	39,000
Net receivables from clearing broker and customers	59,823	(146,921)
Concessions receivable	(2,131)	(3,095)
Officer receivable	12,266	(7,039)
Deposits with clearing brokers	-	(273,000)
DTCC common stock	7,338	(137)
Payable to brokers and dealers	-	(47,093)
Accounts payable and other liabilities	619	(8,910)
Accrued profit sharing plan contribution	3,604	(4,598)
Accrued payroll	(13,834)	(20,982)
Payroll and business taxes payable	(604)	(1,018)
Federal income taxes payable	(361)	(1,871)
Net cash provided by operating activities	76,953	27,536
Cash flows from financing activities:		
Dividends paid	(100,000)	(150,000)
Redemption of common stock	-	(116,400)
Net cash used in financing activities	(100,000)	(266,400)
Net decrease in cash	(23,047)	(238,864)
Cash at beginning of year	262,677	501,541
Cash at end of year	$239,630	$262,677
Supplemental disclosure of cash paid for:		
Interest	$ -	$ 1,098
Income taxes	$ 361	$ 2,232

The accompanying notes are an intergral part of the finanical statements

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is registered with the Securities and Exchange Commission (SEC) and also registered with the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Settlement – Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

Concentration of Credit Risk - The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

Accounts Receivable - The Company's accounts receivable consist of commissions due from our clearing broker/dealer, First Clearing, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk.

Concession Receivable/Payable- Concessions receivable consists of an average of 12B-1 fees due over a three month period to the Company from various Mutual Fund Families. The Company's concession receivable as of December 31, 2014 and 2013 was $24,772 and $22,641, respectively. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession payable as of December 31, 2014 and 2013 was $24,772 and $22,642.

Revenue Recognition Polices
Investment Advisory Fees and Commissions – Commission revenue consists of revenue generated through providing commission-based brokerage services to our customers. Investment advisory fees are earned in the months for the service provided. Advisory service fees billed prior to the delivery of the services are accounted for as deferred revenue. This is a reserve set up to pay back any quarterly fees that are to be refunded to the client for non use of the full quarter.

Advertising – The company's policy is to expense advertising costs when incurred. Advertising expense as of December 31, 2014 and 2013 was $2,103 and $4,693.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements.

2. Property and Equipment:

A summary of property and equipment at December 31, 2014 and 2013 is as follows:

	2014	2013
Furniture and equipment	$67,648	$67,648
Leasehold improvements	8,586	8,586
	76,234	76,234
Less accumulated depreciation	65,051	54,818
	$11,183	$21,416

Depreciation expense for the years ended December 31, 2014 and 2013 was $10,233, respectively.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2014 and 2013, the Company had net capital of $360,017 and $511,180, which was $260,017 and $461,180 in excess of its required net capital of $100,000 and $50,000 respectively. The Company's net capital ratio was .62 to 1 and .46 to 1 at December 31, 2014 and 2013, respectively.

4. Operating Line of Credit:

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due July 5, 2015. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2014 and 2013.

5. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2014 and 2013 were $96,673 and $93,069 respectively

6. *Lease* Commitments:

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company. The lease agreement is for a term of ten years through March 31, 2018 and provides for minimum monthly rent payments of $10,666. Rent expense, net of sublease payments, was $122,429 and $122,086 for the years ended December 31, 2014 and 2013, respectively.

Future minimum payments under the lease agreement are as follows:

Years ending December 31:

2015	$127,992
2016	127,992
2017	127,992
2018	31,998
	$415,974

7. Federal Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2014 and 2013, $0 and $361 was accrued for the provision for current or deferred federal taxes. The Company has no operating loss carry forward at December 31, 2014 and 2013, respectively. The Company's effective income tax rate for year ended December 31, 2013 is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of $500,000 non-taxable life insurance proceeds derived from the death of a principal member.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2014 the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

As of December 31, 2014, the tax years that remain subject to examination by the Internal Revenue Service are 2011 through 2014.

8. Stock Redemption Agreement:

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination. No stock was redeemed in 2014, and 333 shares were purchased back in 2013 due to the death of one of the owners.

9. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 24, 2015, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Net capital:		
Stockholders' equity:		
Common stock	$ 33,334	
Additional paid-in capital	182,500	
Retained earnings	236,966	
Total stockholders' equity		$ 452,800
Deductions:		
Non-allowable assets:		
Officer receivable	-	
Deposit and prepaid expense	600	
DTCC deposit	81,000	
Property and equipment at cost, net of accumulated depreciation	11,183	
		92,783
Net capital		360,017
Minimum net capital required		100,000
Excess net capital		$ 260,017

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2014

Aggregate indebtedness:		
Accounts payable	$ 18,487	
Other liabilities	24,772	
Accrued profit sharing plan contribution	96,673	
Accrued payroll	79,764	
Payroll and business taxes payable	2,577	
Total aggregate indebtedness		$222,273
Ratio: Aggregate indebtedness to net capital		**.62 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

INCLUDED IN PART II OF FORM X-17A-5

December 31, 2014

Net capital:	
Net capital as reported on FOCUS REPORT	**$ 360,017**
Net capital as computed on page 14	**$ 360,017**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$222,273**
	-
Aggregated indebtedness as computed on page 15	**$222,273**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3.